
SUPPLEMENT TO THE PROSPECTUS DATED MAY 1, 2002
JNL® VARIABLE FUND LLC


The following should be added to the list of funds on the cover page and to the list of funds in the "Table of Contents:"

> First Trust/JNL The S&P® Target 10 Fund
> First Trust/JNL Global Target 15 Fund
> First Trust/JNL Target 25 Fund
> First Trust/JNL Target Small-Cap Fund

The following should be added to the section entitled "ABOUT THE FUNDS OF THE JNL VARIABLE FUND LLC:"

First Trust/JNL The S&P® Target 10 Fund

Investment Objective. The investment objective of the First Trust/JNL The S&P® Target 10 Fund (The S&P Target 10 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The S&P Target 10 Fund seeks to achieve its objective by investing approximately equal amounts in the common stocks of ten companies selected from a pre-screened subset of the stocks listed in The S&P 500 Index, on or about the last business day before each Stock Selection Date. The ten companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only on the business day immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in The S&P Target 10 Fund. An investment in The S&P Target 10 Fund is not guaranteed. As with any mutual fund, the value of The S&P Target 10 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because The S&P Target 10 Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in a particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Non-diversification.* The S&P Target 10 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, The S&P Target 10 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in The S&P Target 10 Fund's total return and share price.

- *Limited management.* The S&P Target 10 Fund's strategy of investing in ten companies according to criteria determined on a Stock Selection Date prevents The S&P Target 10 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the ten selected companies, between Stock Selection Dates. As compared to other funds, this could subject The S&P Target 10 Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent The S&P Target 10 Fund from taking advantage of opportunities available to other funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce the Fund's performance. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 18.16% (3rd quarter of 2000) and its lowest quarterly return was -14.94% (2nd quarter of 2000).

Average Annual Total Returns as of December 31, 2001

	1 year	Life of Fund*
First Trust/JNL The S&P® Target 10 Fund	-21.39%	-2.41%
S&P 500 Index	-11.88%	-6.23%

The S&P 500 Index is a capitalization-weighted index of 500 stocks. The index is described to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

* The Fund began operations on July 2, 1999.

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The S&P Target 10 Fund consists of a portfolio of ten common stocks selected on or about the business day before each Stock Selection Date through the following process:

- first, the sub-adviser ranks the companies in The S&P 500 Index by market capitalization;

- the sub-adviser selects half of the companies in The S&P 500 Index with the largest market capitalization;

- from the remaining companies, the sub-adviser selects the half with the lowest price-to-sales ratio;

- from the remaining companies, the sub-adviser selects the ten common stocks with the greatest one-year price appreciation;

- the sub-adviser allocates approximately equal amounts of The S&P Target 10 Fund to the selected ten common stocks.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the ten common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, The S&P Target Fund purchases and sells common stocks of the ten selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The stocks in The S&P Target 10 Fund are not expected to reflect the entire S&P 500 Index nor track the movements of The S&P 500 Index.

The performance of The S&P Target 10 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about The S&P Target 10 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Global Target 15 Fund

Investment Objective. The investment objective of the First Trust/JNL Global Target 15 Fund (Global Target 15 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The Global Target 15 Fund seeks to achieve its objective by investing in the common stocks of certain companies which are components of The Dow Jones Industrial Average^{SM} (DJIA), the Financial Times Industrial Ordinary Share Index (FT Index) and the Hang Seng Index. The Global Target 15 Fund consists of common stocks of the five companies with the lowest per share stock price of the ten companies in each of the DJIA, the FT Index and the Hang Seng Index, respectively, that have the highest dividend yields in the respective index, on or about the last business day before each Stock Selection Date. The fifteen companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only on the business day immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Global Target 15 Fund. An investment in the Global Target 15 Fund is not guaranteed. As with any mutual fund, the value of the Global Target 15 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Global Target 15 Fund invests in stocks of U.S. and foreign companies, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Non-diversification.* The Global Target 15 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Global Target 15 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Global Target 15 Fund's total return and share price.

- *Foreign investing risk.* Because the Global Target 15 Fund invests in stocks of foreign companies, it is also subject to foreign investing risk. Foreign investing involves risks not typically associated with U.S. investments. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid securities markets. In particular, because the Global Target 15 Fund is concentrated in the securities of United Kingdom and Hong Kong issuers, any economic development that negatively affects the United Kingdom or Hong Kong may have an adverse effect on issuers contained in the Global Target 15 Fund. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than American accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Global Target 15 Fund's performance to fluctuate more than if it held only U.S. securities.

- *Currency risk.* The value of the Global Target 15 Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Global Target 15 Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

- *Limited management.* The Global Target 15 Fund's strategy of investing in fifteen companies according to criteria determined on a Stock Selection Date prevents the Global Target 15 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the fifteen selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Global Target 15 Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy or foreign economies to which the Fund's investments are exposed, experience downturns. The investment strategy may also prevent the Global Target 15 Fund from taking advantage of opportunities available to other funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce the Fund's performance. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 15.46% (4th quarter of 2000) and its lowest quarterly return was -14.53% (1st quarter of 2001).

Average Annual Total Returns as of December 31, 2001

	1 year	Life of Fund*
First Trust/JNL Global Target 15 Fund	-0.69%	-5.52%
Dow Jones Industrial Average	-5.44%	-2.56%
London Stock FT 30	-24.05%	-15.12%
Hang Seng Stock Index	-22.45%	-6.04%

The Dow Jones Industrial Average is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industry.

The London Stock FT 30 is comprised of 30 leading U.K. companies chosen to be representative of British industry.

The Hang Seng Stock Index is a capitalization-weighted index of 33 companies that represent approximately 70 percent of the total market capitalization of the Stock Exchange of Hong Kong.

*The Fund began operations on July 2, 1999.

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Global Target 15 Fund invests in the common stock of fifteen companies included in The DJIA, the FT Index and the Hang Seng Index. The fifteen common stocks are chosen on or about the business day before each Stock Selection Date as follows:

- the sub-adviser determines the dividend yield on each common stock in The DJIA, the FT Index and the Hang Seng Index;

- the sub-adviser determines the ten companies in each of The DJIA, the FT Index and the Hang Seng Index that have the highest dividend yield in the respective index;

- out of those companies, the sub-adviser allocates approximately equal amounts of the Global Target 15 Fund to the common stocks of the five companies in each index with the lowest price per share.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the fifteen common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, the Global Target 15 Fund purchases and sells common stocks of the fifteen selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The performance of the Global Target 15 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Global Target 15 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Target 25 Fund

Investment Objective. The investment objective of the First Trust/JNL Target 25 Fund (Target 25 Fund) is a high total return through a combination of capital appreciation and dividend income.

Principal Investment Strategies. The Target 25 Fund seeks to achieve its objective by investing in the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (NYSE), on or about the last business day before each Stock Selection Date. The 25 companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only on the business day immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Target 25 Fund. An investment in the Target 25 Fund is not guaranteed. As with any mutual fund, the value of the Target 25 Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Target 25 Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in a particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of a company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Small cap investing.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. Certain of or all of the companies in which the Target 25 Fund may invest may be small capitalization company stocks. Such companies are likely to have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Target 25 Fund may not be appropriate for all investors.

- *Non-diversification.* The Target 25 Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Target 25 Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Target 25 Fund's total return and share price.

- *Limited management.* The Target 25 Fund's strategy of investing in twenty-five companies according to criteria determined on a Stock Selection Date prevents the Target 25 Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the twenty-five selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Target 25 Fund to more risk if one of the selected stocks declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Target 25 Fund from taking advantage of opportunities available to other funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce the Fund's performance. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 15.10% (4th quarter of 2001) and its lowest quarterly return was -15.57% (1st quarter of 2001).

Average Annual Total Returns as of December 31, 2001

	1 year	Life of Fund*
First Trust/JNL Target 25 Fund	14.23%	-3.84%
S&P Mid 400 Barra Value Index	7.14%	11.86%

The S&P Mid 400 Barra Value Index is a capitalization-weighted index of all stocks in the Standard & Poor's 400 that have low price-to-book ratios.

*The Fund began operations on July 2, 1999.

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Target 25 Fund consists of a portfolio of 25 common stocks selected through the following five-step process on or about the business day before each Stock Selection Date:

- first, the sub-adviser selects all the dividend-paying common stocks listed on the NYSE (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships, any stock included in the Dow Jones Industrial Average^{SM});

- those common stocks are then ranked from highest to lowest market capitalization, and the sub-adviser selects the 400 highest market capitalization stocks;

- those 400 common stocks are then ranked, in terms of dividend yield, from highest to lowest, and the sub-adviser selects the 75 highest dividend-yielding stocks;

- from the remaining 75 stocks, the sub-adviser discards the 50 highest dividend-yielding stocks and selects the remaining 25 stocks;

- the sub-adviser allocates approximately equal amounts of the Target 25 Fund to the 25 common stocks selected for the portfolio.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the twenty-five common stocks selected. Between Stock Selection Dates, when cash inflows or outflows require, the Target 25 Fund purchases and sells common stocks of the twenty-five selected companies according to the percentage relationship among the common stocks established at the Stock Selection Date.

The performance of the Target 25 Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Target 25 Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

First Trust/JNL Target Small-Cap Fund

Investment Objective. The investment objective of the First Trust/JNL Target Small-Cap Fund (Target Small-Cap Fund) is a high total return through capital appreciation.

Principal Investment Strategies. Under normal circumstances, the Target Small-Cap Fund seeks to achieve its objective by investing at least 80% of its total assets (including borrowings for investment purposes) in a portfolio of common stocks of 40 small capitalization (small-cap) companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange (NYSE), the American Stock Exchange (AMEX) or The Nasdaq Stock Market (Nasdaq), on or about the last business day before each Stock Selection Date. These companies are selected only once annually on or about January 1 (Stock Selection Date). The sub-adviser generally uses a buy and hold strategy, trading only on the business day immediately following each Stock Selection Date and when cash flow activity occurs in the Fund.

Principal Risks of Investing in the Target Small-Cap Fund. An investment in the Target Small-Cap Fund is not guaranteed. As with any mutual fund, the value of the Target Small-Cap Fund's shares will change, and you could lose money by investing in this Fund. A variety of factors may influence its investment performance, such as:

- *Market risk.* Because the Target Small-Cap Fund invests in U.S.-traded equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities, in response to changes in the particular company's financial condition and factors affecting the market in general. For example, unfavorable or unanticipated poor earnings performance of the company may result in a decline in its stock's price, and a broad-based market drop may also cause a stock's price to fall.

- *Small cap investing.* Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Target Small-Cap Fund is likely to invest have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Accordingly, an investment in the Target Small-Cap Fund may not be appropriate for all investors.

- *Non-diversification.* The Target Small-Cap Fund is "non-diversified" as such term is defined in the Investment Company Act of 1940, as amended, which means that the Fund may hold securities of a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Target Small-Cap Fund is subject to more risk than another fund holding securities of a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Target Small-Cap Fund's total return and share price.

- *Limited management.* The Target Small-Cap Fund's strategy of investing in certain companies according to criteria determined on a Stock Selection Date prevents the Target Small-Cap Fund from responding to market fluctuations, or changes in the financial condition or business prospects of the forty selected companies, between Stock Selection Dates. As compared to other funds, this could subject the Target Small-Cap Fund to more risk if one of the common stocks selected declines in price or if certain sectors of the market, or the United States economy, experience downturns. The investment strategy may also prevent the Target Small-Cap Fund from taking advantage of opportunities available to other funds.

Performance. The bar chart and table below show the past performance of the Fund's shares. The chart presents the annual returns and shows how performance has varied from year to year. The table shows the Fund's annual returns and compares them to a broad-based index since these shares were first offered. Both the chart and the table assume reinvestment of dividends and distributions. The Fund's returns shown in the chart and table below do not reflect the deduction of any charges that are imposed under a variable insurance contract. Those charges, which are described in the variable insurance prospectus, will reduce the Fund's performance. As with all mutual funds, the Fund's past performance does not necessarily indicate how it will perform in the future.

Annual Total Returns as of December 31



During the period covered, the Fund's highest quarterly return was 23.12% (4th quarter of 2001) and its lowest quarterly return was -23.90% (3rd quarter of 2001).

Average Annual Total Returns as of December 31, 2001

	1 year	Life of Fund*
First Trust/JNL Target Small-Cap Fund	-3.90%	16.20%
Russell 2000 Index	2.60%	4.23%

The Russell 2000 Index is comprised of the smallest 2000 companies in the Russell 3000 Index, representing approximately 11% of the Russell 3000 total market capitalization.

* The Fund began operations on July 2, 1999.

Additional Information About the Principal Investment Strategies, Other Investments and Risks of the Fund. The Target Small-Cap Fund consists of a portfolio of 40 common stocks selected through the following process on or about the business day before each Stock Selection Date:

- first, the sub-adviser selects all U.S. registered corporations the common stocks of which trade on the NYSE, AMEX or Nasdaq (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts);

- from those companies, the sub-adviser then selects only those companies which have a market capitalization of between $150 million and $1 billion and whose stocks have an average daily dollar trading volume of at least $500,000 (these dollar limitations will be adjusted periodically for inflation);

- from the remaining companies, the sub-adviser selects only the stocks of companies with positive three-year sales growth;

- next, from the remaining companies, the sub-adviser selects only the stocks of companies whose most recent annual earnings are positive;

- the sub-adviser then eliminates any stock the price of which has appreciated by more than 75% in the last 12 months;

- from the remaining list, the sub-adviser selects the 40 stocks with the greatest price appreciation in the last 12 months (highest to lowest);

- the Target Small-Cap Fund purchases the selected 40 common stocks, allocating its assets among them in proportion to the relative market capitalization of each stock.

In each of the above steps, monthly and rolling quarterly data are used in place of annual figures where possible.

For the purpose of determining the allocation among the selected stocks of purchases and sales which will be made in response to cash inflows and outflows prior to the next Stock Selection Date, the sub-adviser determines the percentage relationship between the number of shares of each of the 40 common stocks selected. Between Stock Selection Dates, when cash inflows and outflows require, the Target Small-Cap Fund purchases and sells common stocks of the 40 selected companies according to the percentage relationship among the common stocks established at the prior Stock Selection Date.

The performance of the Target Small-Cap Fund depends on the sub-adviser's ability to effectively implement the investment strategies of this Fund.

The SAI has more information about the Target Small-Cap Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

On page 3, the fourth paragraph in the section entitled "Investment Objectives" should be deleted and replaced in its entirety with the following paragraph:

Certain provisions of the Investment Company Act of 1940 limit the ability of a Fund to invest more than 5% of the Fund's total assets in the stock of any company that derives more than 15% of its gross revenues from securities-related activities (Securities-Related Companies). The JNL Variable Fund has been granted an exemption by the Securities and Exchange Commission (SEC) from this limitation so that The Dow Target 10, The S&P Target 10 and the Global Target 15 Funds may invest up to approximately 10.5% (for The Dow Target 10 Fund and The S&P Target 10 Fund) and 7.17% (for the Global Target 15 Fund) of the respective Fund's total assets in the stock of Securities-Related Companies. The 10.5% and 7.17% respective standards are applied to the value of each security held by a Fund as of the first business day after the Stock Selection Date.

On page 3, the following paragraph should be added to the section entitled "Derivatives:"

For the Funds that invest in stocks of foreign companies, the sub-adviser may enter into forward contracts to manage the Funds' exposure to changes in foreign currencies associated with the purchase or sale of such stocks. This strategy seeks to minimize the effect of currency appreciation as well as depreciation, but does not protect against a decline in the underlying value of the hedged security. In addition, this strategy may reduce or eliminate the opportunity to profit from increases in the value of the currency in which a Fund's investment is denominated and may adversely impact a Fund's performance if the sub-adviser's projection of future exchange rates is inaccurate.

On page 4, the following paragraphs should be added to the section entitled "Description of Indices:"

The Financial Times Industrial Ordinary Share Index. The FT Index is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of the British industry and commerce. This index is an unweighted average of the share prices of selected companies. These companies are highly capitalized and major factors in their industries. In addition, their stocks are widely held by individuals and institutional investors.

The Hang Seng Index. The Hang Seng Index presently consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (Hong Kong Stock Exchange), and it includes companies intended to represent four major market sectors: commerce and industry, finance, properties, and utilities. The Hang Seng Index is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and is therefore strongly influenced by stocks with large market capitalizations. The Hang Seng Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Stock Exchange.

The Nasdaq-100 Index. The Nasdaq-100 Index represents the largest and most active nonfinancial domestic and international issues listed on the Nasdaq Stock Market®. The index is calculated based on a modified capitalization weighted methodology. The Nasdaq Stock Market lists nearly 5,400 companies and trades more shares per day than any other major U.S. market.

The Standard & Poor's 500 Index. Widely regarded as the standard for measuring large-capitalization U.S. stock market performance, the S&P 500 Index includes a representative sample of leading U.S. companies in leading industries. The S&P 500 Index consists of 500 stocks chosen for market size, liquidity and industry group representation. It is a market-value weighted index with each stock's weight in the Index proportionate to its market value.

On page 5 under the section entitled "Investment Adviser," the chart in the last paragraph should be deleted in its entirety and replaced with the following:

Assets	**Annual Rate**
All Assets	.65%

On page 6 the section entitled "Administrative Fee" should be deleted and replaced in its entirety with the following:

In addition to the investment advisory fee, each Fund pays to JNAM an Administrative Fee. Each Fund, except the First Trust/JNL Global Target 15 Fund, pays JNAM an Administrative Fee of .15% of the average daily net assets of the Fund. The First Trust/JNL Global Target 15 Fund pays JNAM an Administrative Fee of .20% of the average daily net assets of the Funds. In return for the Administrative Fee, JNAM provides or procures all necessary administrative functions and services for the operation of the JNL Variable Fund and the separate Funds. In accord with the Administration Agreement, JNAM is responsible for payment of expenses related to legal, audit, fund accounting, custody, printing and mailing and all other services necessary for the operation of each the JNL Variable Fund and each separate Fund. Each Fund is responsible for trading expenses, including brokerage commissions, interest and taxes, other non-operating expenses, and the fees and expenses of the disinterested Managers and of independent legal counsel to the disinterested Managers.

On page 9 the section entitled "Hypothetical Performance Data for Target Strategies" should be deleted and replaced in its entirety with the following:

Certain aspects of the investment strategies for The Dow Target 10 Fund, The S&P Target 10 Fund, the Global Target 15 Fund, the Target 25 Fund, and the Target Small-Cap Fund (Target Fund) can be demonstrated using historical data. The following table illustrates the hypothetical performance of the investment strategies used by each Target Fund and the actual performance of the DJIA, the S&P 500 Index, the FT Index, the Hang Seng Index, the Ibbotson Small Cap Index and a combination index made up of one-third of the total returns of each of the DJIA, the Hang Sang and the FT Indices. The table also shows how performance varies from year to year.

The information for the Target Strategies assumes that each Strategy was fully invested as of the beginning of each year and that each Stock Selection Date was the first business day of the year. In addition, the performance information does not take into consideration any sales charges, commissions, insurance fees or charges imposed on the sale of the Contracts, expenses or taxes. Any of such charges will lower the returns shown.

The information provided below has been stated in U.S. dollars and therefore has been adjusted to reflect currency exchange rate fluctuations. Also, the information provided for the Target 25 Strategy and the Target Small-Cap Strategy excludes common stocks of companies that, on a Stock Selection Date, were party to a publicly-announced business combination which was expected to have been completed within six months.

The returns shown below for the Target Strategies do not represent the results of actual trading using client assets but were achieved by means of the retroactive application to historical rates of return of strategies that were designed with the benefit of hindsight. These returns should not be considered indicative of the skill of the sub-adviser. The returns may not reflect the impact that any material market or economic factors might have had if the Strategies had been used during the periods shown to actually manage client assets. During a portion of the period shown in the table below, the sub-adviser acted as the portfolio supervisor of certain unit investment trusts which employed strategies similar to the hypothetical strategies shown below.

The returns shown below for the Target Strategies are not a guarantee of future performance and should not be used to predict the expected returns on a Target Strategy. The hypothetical returns shown below do indicate the significant variation in returns among the several Target Strategies in any given year, as well as the significant variation in returns from a particular strategy, both absolutely and in relation to its respective index, over a period of years. In fact, each hypothetical Target Strategy under-performed its respective index in certain years.

HYPOTHETICAL COMPARISON OF TOTAL RETURN

Year	Target 25 Strategy	Target 10 Strategy	Global Target 15 Strategy	Target Small-Cap Strategy	S&P Target Strategy	S&P 500 Index	FT Index	Hang Seng Index	DJIA	Ibbotson Small-Cap Index	Cumulative Index Returns (3)
1981	8.52%	7.46%	0.03%	-9.46%	-13.12%	-4.92%	-5.30%	-12.34%	-3.61%	13.88%	-7.08%
1982	30.83%	27.12%	-2.77%	51.26%	38.21%	21.14%	0.42%	-48.01%	26.85%	28.01%	-6.91%
1983	32.09%	39.07%	15.61%	31.04%	20.53%	22.28%	21.94%	-2.04%	25.82%	39.67%	15.24%
1984	5.55%	6.22%	29.88%	-1.10%	16.34%	6.22%	2.15%	42.61%	1.29%	-6.67%	15.35%
1985	41.89%	29.54%	54.06%	50.81%	47.12%	31.77%	54.74%	50.95%	33.28%	24.66%	46.32%
1986	25.01%	35.63%	38.11%	23.35%	21.81%	18.31%	24.36%	51.16%	27.00%	6.85%	34.18%
1987	14.41%	5.59%	17.52%	14.94%	9.16%	5.33%	37.13%	-6.84%	5.66%	-9.30%	11.99%
1988	27.18%	24.57%	24.26%	23.19%	20.35%	16.64%	9.00%	21.04%	16.03%	22.87%	15.36%
1989	22.98%	26.97%	15.98%	26.10%	39.62%	31.35%	20.07%	10.59%	32.09%	10.18%	20.92%
1990	-0.82%	-7.82%	3.19%	1.08%	-5.64%	-3.30%	11.03%	11.71%	-0.73%	-21.56%	7.34%
1991	37.67%	34.20%	40.40%	59.55%	24.64%	30.40%	8.77%	50.68%	24.19%	44.63%	27.88%
1992	15.14%	7.69%	26.64%	27.81%	23.29%	7.62%	-3.13%	34.73%	7.39%	23.35%	12.99%
1993	15.22%	27.08%	65.65%	22.47%	42.16%	9.95%	19.22%	124.95%	16.87%	20.98%	53.68%
1994	9.73%	4.21%	-7.26%	2.11%	8.17%	1.34%	1.97%	-29.34%	5.03%	3.11%	-7.45%
1995	36.69%	36.85%	13.45%	41.65%	25.26%	37.22%	16.21%	27.52%	36.67%	34.66%	26.80%
1996	28.53%	28.35%	21.00%	34.96%	26.61%	22.82%	18.35%	37.86%	28.71%	17.62%	28.31%
1997	30.69%	21.68%	-6.38%	16.66%	62.66%	33.21%	14.78%	-17.69%	24.82%	22.78%	7.30%
1998	1.83%	10.59%	13.50%	1.85%	50.02%	28.57%	12.32%	-2.60%	18.03%	-7.38%	9.25%
1999	-.41%	5.06%	8.88%	12.88%	3.49%	20.94%	15.14%	71.34%	27.06%	28.96%	37.88%
2000	-2.78%	5.99%	5.15%	5.39%	-8.93%	-9.08%	-16.14%	-9.32%	-4.71%	-3.87%	-10.05%
2001	9.77%	-2.82%	1.34%	-1.42%	-20.35%	-11.88%	-22.81%	-22.45%	-5.45%	22.13%	-16.90%

(1) The Target 25 Strategy, the Target Small-Cap Strategy, the Target 10 Strategy, and the Global Target 15 Strategy for any given period were selected by applying the respective strategy as of the close of the prior period.

(2) The total return shown does not take into consideration any sales charges, commissions, expenses or taxes. Total return assumes that all dividends are reinvested semi-annually (with the exception of the FT Index and the Hang Seng Index from 12/31/80 through 12/31/86, during which time annual reinvestment was assumed), and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 21 full years listed above, the Target 25 Strategy achieved an average annual total return of 17.77%, the Target Small-Cap Strategy achieved an average annual total return of 19.27%, the Target 10 Strategy achieved an average annual total return of 16.93%, the S&P Target Strategy achieved an average annual total return of 18.58% and the Global Target 15 Strategy achieved an average annual total return of 16.59%. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the S&P 500 Index, Ibbotson Small-Cap Index, the DJIA or a combination of the FT Index, Hang Seng Index and DJIA, which were 14.09%, 13.69%, 15.49% and 13.87%, respectively. Although each Strategy seeks to achieve a better performance than its respective index as a whole, there can be no assurance that a Strategy will achieve a better performance.

(3) Cumulative Index Returns represent the average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. Cumulative Index Returns do not represent an actual index.

On page 11, the following should be added to the section entitled “Financial Highlights:”

JNL Variable Fund LLC

Financial Highlights

Period Ended	Net Asset Value Beginning of Period	*Increase (Decrease) from Investment Operations* Net Investment Income (Loss)	Net Realized & Unrealized Gains (Losses)	Total from Investment Operations	Net Asset Value, End of Period	*Supplemental Data* Total Return (b)	Net Assets, End of Period (in thousands)	Portfolio Turnover	Ratio of Expenses to Average Net Assets (c)	Ratio of Net Investment Income (Loss) to Average Net Assets (c)
JNL/First Trust The S&P Target 10 Series										
12/31/01	$ 11.97	$ 0.04	$ (2.60)	$ (2.56)	$ 9.41	(21.39)%	$ 20,187	66.8%	0.85%	0.41%
12/31/00	11.06	(0.03)	0.94	0.91	11.97	8.23	18,964	91.3	0.85	(0.27)
12/31/99 *(a)*	10.00	0.01	1.05	1.06	11.06	10.60	9,192	27.9	0.85	0.16
JNL/First Trust Global Target 15 Series										
12/31/01	8.74	0.09	(0.15)	(0.06)	8.68	(0.69)	8,075	45.5	0.90	3.55
12/31/00	8.99	0.22	(0.47)	(0.25)	8.74	(2.78)	5,037	93.4	0.90	4.32
12/31/99 *(a)*	10.00	0.11	(1.12)	(1.01)	8.99	(10.10)	2,034	80.5	0.90	3.44
JNL/First Trust Target 25 Series										
12/31/01	7.94	0.02	1.11	1.13	9.07	14.23	8,403	49.0	0.85	2.34
12/31/00	8.30	0.13	(0.49)	(0.36)	7.94	(4.34)	3,569	85.0	0.85	2.71
12/31/99 *(a)*	10.00	0.08	(1.78)	(1.70)	8.30	(17.00)	1,858	66.3	0.85	2.48
JNL/First Trust Target Small-Cap Series										
12/31/01	15.13	0.01	(0.60)	(0.59)	14.54	(3.90)	14,442	78.7	0.85	(0.25)
12/31/00	12.38	(0.04)	2.79	2.75	15.13	22.21	7,729	116.4	0.85	(0.47)
12/31/99 *(a)*	10.00	(0.02)	2.40	2.38	12.38	23.80	2,100	102.5	0.85	(0.39)

(a) Commencement of operations July 2, 1999.

(b) Total Return is not annualized for periods less than one year and does reflect payment of the expenses that apply to the variable accounts or any annuity charges.

(c) Annualized for periods less than one year.

This Supplement is dated September 30, 2002.

(To be used with VC3656 Rev. 05/02.)

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